

03051908


SEC MAIL
RECEIVED
PROCESSING
AUG 2 5 2003
WASH. D.C.
SECTION

VF 8-27-03

**AA 8/26/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ward's Financial Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14720 S. Will-Cook Rd.
(No. and Street)

Homer Glen	IL	60491
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Ward (708) 645-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William F. Gurrie & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

1010 Jorie Blvd., Ste. 240	Oak Brook	IL	60523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARD'S FINANCIAL SERVICES, LTD., as of Ward's Financial Services, Ltd., 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard M Ward
Signature

Principal
Title


"OFFICIAL SEAL"
Rose Mary Marks
Notary Public, State of Illinois
My Commission Expires 3-27-2005

Rose M. Marks
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARD'S FINANCIAL SERVICES, LTD.

(A Sole Proprietorship)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2003

WARD'S FINANCIAL SERVICES, LTD.

TABLE OF CONTENTS

JUNE 30, 2003

Page

Independent Auditors' Report 1

FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Statement of Income 3

Statement of Cash Flows 4

Statement of Changes in Proprietor's Equity 5

Notes to Financial Statements 6

SUPPLEMENTAL SCHEDULES:

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 7

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 8

Computation for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 9

Reconciliation Pursuant to Rule 17a-5(d)(4) 10

REPORT REQUIRED BY RULE 17a-5:

Report on Internal Control 11

Gurrie 
Certified Public Accountants and Consultants

1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p: 630-990-3131
f: 630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

INDEPENDENT AUDITORS' REPORT

July 28, 2003

Ward's Financial Services, Ltd.
14720 S. Will Cook Road
Homer Glen, Illinois 60491

We have audited the accompanying financial statements of Ward's Financial Services, Ltd. (A Sole Proprietorship), as of and for the year ended June 30, 2003, as listed in the table of contents. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. (A Sole Proprietorship) as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William F. Gurrie & Co., Ltd.

WILLIAM F. GURRIE & CO. LTD.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Current Assets		
Cash and Cash Equivalents	$	555,606
Total Cash and Cash Equivalents		555,606
Other Assets		
U.S. Treasury Direct (U.S. Treasury Bills)		50,000
Other Asset		250,000
Total Other Assets		300,000
Total Assets	$	855,606

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	-
Proprietor's Equity		855,606
Total Liabilities and Proprietor's Equity	$	855,606

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2003

REVENUES

Mutual Fund Commissions	$	45,192
Securities Commissions		28,212
Interest Income		5,159
Total Revenues		78,563

EXPENSES

Computer Expense		1,317
Telephone/Wire Costs		3,174
Operating Expenses		6,609
Postage		157
Regulatory Fee		790
Rent		716
Dues & Subscriptions		1,858
Audit Fees		3,500
Supplies		3,254
Total Expenses		21,375
NET INCOME	$	57,188

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	57,188
CASH FLOWS FROM FINANCING ACTIVITIES		
Proprietor's Draw		(3,000)
NET DECREASE IN CASH		54,188
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		501,418
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	555,606

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

BALANCE, JULY 1, 2002	$	801,418
ADD:		
Net Income		57,188
SUBTRACT:		
Proprietor's Draw		(3,000)
BALANCE, JUNE 30, 2003	$	855,606

See Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through Mesirow Financial, Inc., who acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades. Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned.

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

Expenses are recorded as incurred. The sole proprietor operates other businesses from the same location as the securities business. Expenses are shared with those other businesses. No payrolls are maintained by the Proprietorship, although the Proprietorship performs draws to the sole proprietor, and only those expenses the proprietor considers related to the securities business are reported in these financial statements.

The other asset represents an advance to the sole proprietor with the intention of being repaid in future years.

2. STATEMENT OF CASH FLOWS

For the purposes of reporting cash flows, cash and cash equivalents are defined as deposits with banks, money market funds, certificates of deposit with maturities of 90 days or less, and cash on hand.

3. NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1) which requires the maintenance of a minimum dollar net capital, as defined, of $50,000. This is the applicable minimum net capital because $50,000 is greater than 6-2/3% of total aggregate indebtedness, as defined. At June 30, 2003 the Proprietorship' excess net capital was $549,153.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

TOTAL PROPRIETOR'S EQUITY	$	855,606
ADDITIONS:		
Subordinated Liabilities		-
DEDUCTIONS:		
Non-allowable assets		
Other		(250,000)
Haircuts- Other Securities		
2% of Capital Preservation Fund (100% U.S. Treasury)		(6,453)
NET CAPITAL	$	599,153
AGGREGATE INDEBTEDNESS:		
Total Liabilities		None
Unrecorded Additions		None
TOTAL AGGREGATE INDEBTEDNESS		None
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%
MINIMUM CAPITAL REQUIREMENT:		
The greater of:		
6 2/3% of Total Aggregate Indebtedness		-
Minimum dollar net capital requirement	$	50,000
REQUIRED NET CAPITAL	$	50,000
TOTAL NET CAPITAL	$	599,153
MINIMUM NET CAPITAL REQUIREMENT		50,000
EXCESS NET CAPITAL	$	549,153

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

No computation of reserve requirements has been made because Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc,) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

No computation for possession or control requirements has been made since Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc,) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

RECONCILIATIONS

PURSUANT TO RULE 17A5 (d) (4)

JUNE 30, 2003

	RULE 15c3-1	
	Net Capital	*Total Aggregate Indebtedness*
AS REPORTED BY WARD'S FINANCIAL SERVICES, LTD. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:		
Net Capital	$ 549,153	$ -
Total Aggregated Indebtedness	-	None
Total Audited Balances	$ 549,153	$ None

Gurrie 
Certified Public Accountants and Consultants

1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p: 630-990-3131
f: 630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

REPORT ON INTERNAL CONTROL

July 28, 2003

Ward's Financial Services, Ltd.
14720 S. Will Cook Road
Homer Glen, Illinois 60491

Dear Sirs:

In planning and performing our audit of the financial statements of Ward's Financial Services, Ltd. for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship (1) in making quarterly securities examinations, counts, verifications and comparisons; (2) in the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Ward's Financial Services, Ltd. for the year ended June 30, 2003, and this report does not affect our report thereon dated July 28, 2003. Because of the limited number of persons involved in the operation of the Proprietorship, there is inadequate segregation of duties in the office.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

William F. Gurrie & Co., Ltd.

WILLIAM F. GURRIE & CO., LTD.